Schedule A

(as of the effective date)

Funds	Percentage of Investment Management Fee	Effective Date
FT Cboe Vest Fund of Buffer ETFs	50%	August 10, 2020
FT Cboe Vest Fund of Deep Buffer ETFs	50%	January 15, 2021
FT Cboe Vest Buffered Allocation Defensive ETF	50%	October 25, 2021
FT Cboe Vest Buffered Allocation Growth ETF	50%	October 25, 2021